





24 July 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Australian Stock Exchange ("ASX") release, lodged with the ASX on:

- 24 July 2006:
  - Enfield project produces first oil

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

Exemption File No.
82.2280

ASX ANNOUNCEMENT
(ASX: WPL)


WOODSIDE

MONDAY, 24 JULY 2006
6:35AM (WST)

MEDIA
TONY JOHNSON
W: + 61 8 9348 5034
M: + 61 417 916 638
E: tony.johnson@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

ENFIELD PROJECT PRODUCES FIRST OIL

Production has begun from the Woodside-operated Enfield oil project off North West Cape, Western Australia.

The hook-up, testing and commissioning of the floating production storage and offloading facility, Nganhurra has been completed and over the coming weeks production is expected to increase steadily.

Nganhurra is about 50 kilometres north-west of Exmouth. It has a maximum production rate of about 100,000 barrels per day and a storage capacity of about 900,000 barrels of oil. Water depth at the location is 390 metres.

Enfield is in production licence WA-28-L and has estimated reserves of about 127 million barrels of oil. It was discovered by Woodside in 1999.

Joint venture participants are Woodside Energy Ltd. (60% and operator) and Mitsui E&P Australia Limited (40%).